Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF THE
SERIES C JUNIOR PARTICIPATING PREFERRED STOCK
OF
SUNRISE SENIOR LIVING, INC.

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

          Sunrise Senior Living, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:
          FIRST: Pursuant to Section 151 of the DGCL and authority granted in the Restated Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 60,000 shares of preferred stock as Series C Junior Participating Preferred Stock, par value $.01 per share (the “Series C Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designation, Preferences and Rights of Series C Junior Participating Preferred Stock (the “Series C Certificate of Designation”), with respect to such Series C Stock, which Series C Certificate of Designation was filed in the Office of the Secretary of State of the State of Delaware and is in full force and effect on the date hereof. None of the authorized shares of Series C Stock are outstanding and none will be issued.
          SECOND: The Series C Certificate of Designation was filed with the Office of the Secretary of State of the State of Delaware in connection with the Rights Agreement, dated as of April 25, 1996, between the Corporation and Wachovia Bank, National Association, as successor to First Union National Bank of North Carolina, as amended (the “Existing Rights Agreement”).
          THIRD: Pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the DGCL, the Board of Directors of the Corporation, on April 17, 2006, duly adopted the following resolutions authorizing the elimination of said Series C Stock:

          RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by the provisions of Section 151 of the DGCL, effective upon expiration of the Existing Rights Agreement the Board of Directors hereby eliminates the Series C Junior Participating Preferred Stock, par value $.01 per share (the “Series C Stock”), none of which is currently outstanding and none of which will be issued, and that, pursuant to the DGCL, upon such elimination such shares of Series C Stock shall resume the status that they held prior to their initial designation; and
          RESOLVED, that the appropriate officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, upon expiration of the Existing Rights Agreement, to execute and file a Certificate of Elimination of the Series C Stock of the Corporation with the Secretary of State of the State of Delaware which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation of the Series C Stock with respect to such Series C Stock.
          FOURTH: The Existing Rights Agreement expired by its terms on April 24, 2006.
          FIFTH: That in accordance with the provisions of Section 151 of the DGCL, all references in the Certificate of Incorporation of the Corporation to the Series C Stock are hereby eliminated.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 27th day of April, 2006.

SUNRISE SENIOR LIVING, INC.
By:	/s/ John F. Gaul
John F. Gaul
Secretary